

Mail Stop 3720

August 28, 2006

Jeffrey T. Housenbold
Chief Executive Officer
Shutterfly, Inc.
2800 Bridge Parkway, Suite 101
Redwood City, CA 94065

> **Re:** **Shutterfly, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed August 18, 2006**
> **File No. 333-135426**

Dear Mr. Housenbold:

We have reviewed the above filing and your response letter dated August 18, 2006 and we have the following comments. Where indicated, we think you should revise your Form S-1 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the marked version of the First Amendment to the Form S-1.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-1

Prospectus Summary, page 1

1. We note your revisions made in response to our prior comment 7. However, please further limit the marketing and promotional statements such as "we provide a full range of products and services that make it easy, convenient, and fun for consumers to upload, edit, enhance, organize, find, share, create, print and preserve their digital photos in a creative and thoughtful manner," your reference to your "high-quality products and services," or your statement that "our focus on

ease of use, image quality, secure photo storage, high-quality products and first-rate packaging has established Shutterfly as a premium brand."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Overview, page 37

2.   We note your revisions to the MD&A in response to our prior comment 19. However, your changes in the liquidity section deal more with the effect of competition on your capital resources instead of a discussion of management's strategy in response to increasing competition. Please revise the overview section to provide a thorough discussion of the competitive pressures the company currently faces, and how those pressures have impacted and will impact the company's operations going forward. We note that you acknowledge throughout the prospectus that the company will face pricing pressures in the future, that the company is attempting to become less reliant on revenues generated from the sale of print products, and that the company faces competition not only from similar Internet-based companies, but also from operating subsidiaries of larger, more established companies. However, we also note your supplemental response to our prior comment 30 where you indicate that the company "does not currently face intense competitive pressures to lower prices or offer shipping discounts." This statement is contrary to the negative effect of competitive pricing pressures on your results of operations for the six months ended June 30, 2006. You should expand your overview section to provide a detailed assessment of these competitive factors as well as your strategy for confronting the challenges posed by the trends in print pricing and mounting competition.

3.   We note your response to our prior comment 26. Include the substance of your third sentence of your supplemental response in your discussion of your capital expenditures.

Critical Accounting Policies and Estimates, page 39

Stock-based Compensation Expense, page 40

4.   We reissue our prior comment 22. Please provide the applicable disclosures under paragraph 180 of the AICPA Audit and Accounting Practice Aid Series, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

Business, page 55

Addressable Markets, page 57

5.   We note your response to our prior comment 28; however, your discussion of
        your addressable markets should be expanded to discuss how your earlier MD&A
        discussion of your "print" and "non-print" products relates to these markets. For
        example, clarify that your products are generally categorized as either "print" or
        "non-print" products. Identify which of the products you offer are considered
        "print" products, and which of your products are considered "non-print" (and
        which can be marketed, if possible, as both). Further, for each of the last three
        fiscal years, clarify the percentage of your revenues generated by the sale of print
        versus non-print products.

Director Compensation, page 73

6.   Revise to disclose in the related party section, that Mr. Clark and Ms. Schoendorf
        will personally benefit if the underwriters choose to exercise the over-allotment
        option and to purchase shares from companies affiliated with Mr. Clark and Ms.
        Schoendorf. Include disclosure of the number of shares, the price per share, and
        the aggregate dollar amount that the affiliates of Mr. Clark and Ms. Schoendorf
        will receive if the over-allotment option is exercised. The revisions should also
        clarify the relationships between each of the directors and each of his or her
        affiliates, i.e., that Ms. Schoendorf is a managing partner of Mohr, Davidow
        Ventures, which is the beneficial owner of 23% of your common stock.

Executive Compensation, page 74

Employment Contracts, Termination of Employment and Change-in-Control
Arrangements, page 76

7.   We note your revisions in response our prior comment 33. Further revise to
        provide more detail as to what "the specific operational and/or strategic goals" are
        for each of your named executive officers. For example, indicate whether they
        change from year-to-year, are the same for all the named executive officers, are
        based upon quantitative or qualitative performance measures, etc.

2006 Equity Incentive Plan, page 79

8.   We note the filing of your 2006 Equity Incentive Plan as Exhibit 10.03, and that
        the date of grant "will be the date on which the Committee makes the
        determination to grant such Option, unless otherwise specified by the
        Committee." See Section 5.2 of the agreement. Please revise to clarify the
        conditions, if any, to the Committee assigning a grant date for the stock option

that differs from the actual date, and revise to disclose the existence of the right to modify the grant date.

Underwriting, page 93

9.   To avoid any misconception that the offering includes an international tranche, include a brief explanation for the disclosure relating to offerings in foreign jurisdictions.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Intangible Assets, page F-10

10.   We note your response to our prior comment 36. Please revise to clarify that you recorded $379,000 in 2004 as a settlement expense for the patent infringement that occurred during 2002 through 2004.

11.   We note your response to our prior comment 38. We note that the FASB indicated in paragraph B169 of Statement 141 that reliable techniques to measure the fair value of the intellectual capital of a workforce are not yet available. Please advise or revise.

Note 5 – Acquisition, page F-19

12.   We note your response to our prior comment 41. Please tell us if the options issued to employees of Memory Matrix were granted in exchange for their then-outstanding unvested awards or were granted as an incentive.

Note 9 – Common Stock, page F-25

Stock-based Compensation Associated with Awards to Employees, page F-28

13.   We defer our evaluation of your response to prior comment 43 until you file an amendment that discloses your estimated initial public offering price.

*   *   *   *

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nicole Holden, Staff Accountant, at (202) 551-3374 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Robert A. Freedman, Esq.
       Fenwick & West LLP
       Via Facsimile: (650) 938-5200